UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May, 2026

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
13 May 2026

NatWest Group plc notes rating actions by Fitch

13 May 2026

NatWest Group plc ("NWG") and its subsidiaries note the decision by the credit rating agency Fitch Ratings ("Fitch") to upgrade a number of ratings of NWG's subsidiaries on 12 May, following an update of their Bank Rating Criteria. This includes:

●
Upgrading the long-term Issuer Default Ratings (IDR) of National Westminster Bank Plc, The Royal Bank of Scotland plc, NatWest Bank Europe GmbH, NatWest Markets Plc, NatWest Market N.V. and The Royal Bank of Scotland International Limited to 'AA' from 'AA-';

●
Upgrading the long-term senior unsecured debt ratings of National Westminster Bank Plc, NatWest Bank Europe GmbH, NatWest Markets Plc, NatWest Market N.V., The Royal Bank of Scotland International Limited to 'AA' from 'AA-'.

The Outlook on all entities remains Stable.

Summary of Fitch Issuer Default Ratings:

	Former			New
	Long- Term Rating	Outlook	Short-Term Rating	Long- Term Rating	Outlook	Short-Term Rating
National Westminster Bank Plc The Royal Bank of Scotland plc NatWest Bank Europe GmbH NatWest Markets Plc NatWest Markets N.V. The Royal Bank of Scotland International Ltd	AA-	Stable	F1+	AA	Stable	F1+

A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, change or withdrawal at any time by the rating agency.

For further information please contact:

NatWest Investor Relations

+44 (0) 207 672 1758

NatWest Media Relations:

+44 (0) 13 1523 420

Legal Entity Identifier
NatWest Group plc National Westminster Bank Plc The Royal Bank of Scotland plc NatWest Bank Europe GmBH NatWest Markets Plc NatWest Markets N.V. The Royal Bank of Scotland International Ltd	2138005O9XJIJN4JPN90 213800IBT39XQ9C4CP71 549300WHU4EIHRP28H10 894500M8C9DWGV7L2Q81 RR3QWICWWIPCS8A4S074 X3CZP3CK64YBHON1LE12 21380078CCZSEEIIKA41

SIGNATURE

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	13 May 2026	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary